UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

AMERICAN LORAIN CORPORATION
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

027297100
(CUSIP Number)

Si Chen
Beihuan Road
Junan County
Shandong, China 276600
(+86) 539-7318818
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 027297100	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS

Si Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
16,307,872 shares of common stock

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
16,307,872 shares of common stock

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,307,872 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Introduction

This Amendment No. 1 (this "Amendment") relates to the Schedule 13D filed on September 24, 2007 (the "Schedule 13D"), by Mr. Si Chen (the "Reporting Person").

Item 5. Interest in Securities of the Issuer.

(a) - (b) As of the date of this statement, the Reporting Person beneficially owns 16,307,872 shares of common stock, par value $0.001 per share (the "Common Stock"), of American Lorain Corporation (the "Company"), representing approximately 64.8% of the issued and outstanding shares of Common Stock, based on 25,172,640 shares of Common Stock issued and outstanding, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008. The Reporting Person has the sole power to vote and dispose of such shares.

(c)         On December 22, 2008, the Reporting Person exercised his option to acquire 14,676,815 shares of Common Stock from Mr. Hisashi Akazawa pursuant to the Option Agreement, dated May 3, 2007, by and between Mr. Akazawa and the Reporting Person. Payment of the exercise price was waived.

In addition, on December 22, 2008, the Reporting Person acquired 1,631,057 shares of Common Stock from Mr. Akazawa. No consideration was paid for such shares.

(d)         None.

(e)         Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2009

/s/ Si Chen
Name: Si Chen